(713) 860-7352

willburns@paulhastings.com

February 12, 2024

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Bradley Ecker
Mr. Evan Ewing

Re:	Captivision Inc. Registration Statement on Form F-1 Filed December 22, 2023 File No. 333-276243

Ladies and Gentlemen:

On behalf of our client, Captivision Inc. (the “Company”), we are submitting this letter in response to the comments of the staff of the Division of Corporate Finance (the “Staff’) of the Securities and Exchange Commission (the “Commission”), conveyed by letter dated January 18, 2024 (the “Comment Letter”), with respect to the above-referenced Registration Statement on Form F-1 (the “Registration Statement”). Concurrently with the submission of this response letter, the Company is filing its first amendment to the Registration Statement (“Amendment No. 1”) via EDGAR.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter in italicized type and which is followed by the Company’s response. In the responses below, page number references are to Amendment No. 1.

Cover Page

1.	For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities.

Response: The Company acknowledges the Staff’s comment and respectfully directs the Staff’s attention to the paragraph on the cover page that begins “The Ordinary Shares being offered for

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February 12, 2024

resale by the Selling Securityholders . . .” that addresses certain of these matters. However, the Company has revised the Registration Statement on the prospectus cover pages and on pages 47 and 48 of Amendment No. 1 to further clarify (i) the price paid by the JGGC Sponsor and such officers and directors for the securities being registered for resale, (ii) that the JCCG Sponsor and such officers and directors purchased their securities being registered at prices significantly below the current trading price of such securities and some received their securities without any consideration (e.g., securities transferred to directors for no consideration), (iii) that the Selling Securityholders may make a significant profit with the sale of the securities covered by the prospectus depending on the trading price of the Company’s securities at the time of a sale and the purchase price of such securities by the applicable Selling Securityholder (even if such price is significantly lower than the price securities were issued in the Company’s predecessor’s initial public offering) and (iv) that while the Selling Securityholders may experience a positive rate of return based on the trading price of the Company’s securities, the public holders of the Company’s securities may not experience a similar rate of return on the securities they purchased due to differences in the applicable purchase price and trading price.

The Company respectfully advises the Staff that the Company did not disclose in the Amendment No. 1 the specific purchase price paid by the prior investors in GLAAM who received Company securities in the Business Combination (the “GLAAM Investors”) that are being registered and the potential profit that each may make upon resale because such disclosure (i) is not prescribed by Item 507 of Regulation S-K promulgated under the Securities Act, (ii) would provide personal and private information about these stockholders in respect of investments they made, which information is not required by law and has not otherwise been made public, (iii) is not material to investors, and disclosing in the Amendment No. 1 that these stockholders acquired the securities covered by the prospectus at prices significantly below the current trading price of such securities, and in some cases without any consideration, provides sufficient information to investors and highlights that public securityholders may have acquired their securities at a purchase price higher than the JGGC Sponsor and such officers and directors or the GLAAM Investors and that, as a result, public securityholders may not experience a similar rate of return as the JGGC Sponsor and such officers and directors or the GLAAM Investors on the securities they purchased and (iv) would be overly burdensome on the Company given that that it would involve information of multiple holders whose shares are being registered and that such burdens would far outweigh the incremental benefit to investors, if any.

The Company further respectfully advises the Staff that the Ordinary Shares issued to Cohen & Company Capital Markets were in exchange for rendering services.

Lastly, the Company respectfully advises the Staff that the Company did not disclose in the Amendment No. 1 the acquisition price for the Deferred Fee Arrangement shares because such shares will convert at market prices.

February 12, 2024

Risk Factors, page 16

2.

Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the ordinary shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: The Company acknowledges the Staff’s comment and respectfully notes that the risk factor that begins “The securities being offered in this prospectus represent a substantial percentage . . .” addresses part of the Staff’s comment, but the Company has revised that risk factor to further clarify additional disclosure points in the Registration Statement on pages 47 and 48 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 102

3.

We note your disclosure on the cover page that the likelihood that holders determine to exercise their warrants, and therefore the amount of cash proceeds that you would receive, is dependent upon the market price of your ordinary shares. Provide similar disclosure in MD&A and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on pages 119, 120, 121, 122, 124, 125 and 126 of Amendment No. 1. The Company respectfully advises the Staff that it expects the Company’s liquidity condition to continue to remain insufficient to fund its operations and satisfy its obligations, and the low likelihood of warrant exercise and the substantial percentage of Ordinary Shares held by Selling Securityholders makes finding additional funding more difficult.

February 12, 2024

4.

In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Ordinary Shares, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on pages 119, 120, 121, 122, 124, 125 and 126 of Amendment No. 1. The Company also respectfully refers the Staff to the Company’s response to Comment #3 herein regarding its ability to raise additional capital.

5.

Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that Jaguar Global Growth Partners I, LLC, a beneficial owner of 47.6% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 122 of Amendment No. 1.

Executive Compensation, page 155

6.	Please update your compensation disclosure to reflect the fiscal year ended December 31, 2023 and provide the information required by Item 6.B of Form 20-F.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 156 of Amendment No. 1.

General

7.

Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that each selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on the prospectus cover pages and on pages 47 and 48 of Amendment No. 1. With respect to the requests to disclose the price that each Selling Securityholder paid for the securities

February 12, 2024

being registered for resale, the Company respectfully refers the Staff to the Company’s response to Comment #1 herein. With respect to the request to highlight the differences in the current trading price, the prices that each Selling Securityholder acquired their shares and warrants, and the price that the public security holders acquires their shares and warrants, the Company respectfully refers the Staff to the Company’s response to Comments 2 and 5. With respect to the request to disclose the potential profit the Selling Securityholders will earn based on the current trading price and to include an appropriate risk factor disclosure, the Company respectfully refers the Staff to the Company’s response to Comment 2.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact the undersigned at (713) 860-7352 (willburns@paulhastings.com) of this firm with any questions or comments regarding this correspondence.

Sincerely,

/s/ R. William Burns
R. William Burns of PAUL HASTINGS LLP

Enclosures

cc:	(via e-mail)

Anthony Page, Chief Financial Officer, Captivision Inc.